                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2 )*

                    THE MIDDLEBY CORPORATION (Name of Issuer)
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                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                  596278-10-1
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                                 (CUSIP Number)

     TIM FITZGERALD, 1400 TOASTMASTER DRIVE, ELGIN, IL 60120 (847) 741-3300
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  August 25, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box / /.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

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   CUSIP No.        596278-10-1                                       PAGE         2           OF         5
                                                                            -----------------      --------
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

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert R. Henry
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                         (a) /  /
                                                                                                         (b) /x/

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*
                Not Applicable

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             /  /

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                          U.S.A.

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    NUMBER OF SHARES       7    SOLE VOTING POWER
      BENEFICIALLY
        OWNED BY                 822,500
          EACH
       REPORTING
         PERSON
          WITH
                         -------------------------------------------------------------------------------------------
                           8    SHARED VOTING POWER

                                   -0-
                         -------------------------------------------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                 822,500
                         -------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                   -0-
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11                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 822,500
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12                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*           /  /


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13                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 8.08%
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14                              TYPE OF REPORTING PERSON *

                                 IN
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
*SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       2
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Item 1.  SECURITY AND ISSUER.

         The title and class of equity securities to which this amendment to statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Shares"), of The Middleby Corporation (the "Company"). The address of the principal executive offices of the Company is 1400 Toastmaster Drive, Elgin, IL 60120.

Item 2.  IDENTITY AND BACKGROUND.

         (a) Name: Robert R. Henry, in his individual and fiduciary capacities.

         (b) Residence or Business Address: Mr. Henry's business address is Route 202, Linnfields Farm, Far Hills, NJ 07931. For mailing purposes, the Post Office Box is 115.

         (c) Mr. Henry is the president of Robert R. Henry & Co., Inc., which is principally in the financial advisory business. The principal address of Robert
R. Henry & Co. is Route 202, Linnfields Farm, Far Hills NJ 07931. For mailing purposes, the Post Office Box is 115.

         (d) During the past five years, Mr. Henry has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Henry has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship: U.S.A.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Henry is the trustee with respect to a trust for the benefit of the wife of William F. Whitman, Jr., the Chairman of the Company, which trust holds 281,250 Shares. Mr. Henry is also trustee with respect to a trust for the benefit of Mr. Whitman's son, and a trust for the benefit of Mr. Whitman's daughter. On August 25, 2000, Mr. W. Fifield Whitman III received a distribution of 218,625 Shares from the trust of which he is a beneficiary. Previously, Mr. Henry served as a trustee with respect to two additional trusts, one for each of Mr. Whitman's two children. However, on August 25, 2000 such trusts were liquidated and the Shares held in the trusts were distributed to the children in accordance with the applicable trust agreements.

Item 4.  PURPOSE OF THE TRANSACTION.

         The trusts described in Item 3 above were created for donative and estate planning purposes. All Shares are held for investment purposes only, in accordance with the terms of the governing instruments and not for the purpose of effecting any change in the management and control of the Company. Mr. Henry has no present plans or proposals which relate to, or would result in, any of the actions referred to in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) Following the transactions described in Item 3, Mr. Henry holds Shares as trustee as follows:

                  Name                     Number of Shares
                  ----                     ----------------
         Robert R. Henry, Trustee
         U/T/A dated 4-18-78
         F/B/O Barbara K. Whitman           281,250

         Robert R. Henry, Trustee
         U/T/A dated 4-18-78
         F/B/O W. Fifield Whitman III       218,625

         Robert R. Henry, Trustee
         U/T/A dated 4-18-78
         F/B/O Laura B. Whitman             218,625

         In addition to the 718,500 Shares held by Mr. Henry as trustee, Mr. Henry directly owns 86,000 Shares in his individual capacity and 18,000 Shares pursuant to presently exercisable options, for a total beneficial ownership of 822,500 Shares, or approximately 8.08% of the outstanding Shares of the Company.

         (b) Mr. Henry has sole disposition and voting power with respect to the 822,500 Shares described above. Mr. Henry disclaims any pecuniary interest in the 718,500 Shares held in the trusts.

         (c) The only transactions involving the Shares of the Company by Mr. Henry during the past 60 days was the distribution of 218,625 Shares to Mr. W. Fifield Whitman III under the 4-18-78 trust, and the distribution of 300,000 Shares to each of Mr. W. Fifield Whitman III and Ms. Laura Whitman due to the liquidation of the two trusts created for their benefit in 1990, as described above.

         (d) and (e) : Not applicable.

Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                       4
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 2000

                                     By: /s/ Robert R. Henry
                                        -------------------------------
                                        Robert R. Henry, Individually and as
                                        Trustee U/T/A dated April 18, 1978
                                        F/B/O Barbara K. Whitman, U/T/A dated
                                        April 18, 1978 F/B/O W. Fifield Whitman
                                        III, and U/T/A dated April 18, 1978
                                        F/B/O Laura B. Whitman


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